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                               January 3, 2024

       Jay Madhu
       Chief Executive Officer
       Oxbridge Re Holdings Limited
       Suite 201
       42 Edward Street
       P.O. Box 469
       Grand Cayman, KY1-9006
       Cayman Islands

                                                        Re: Oxbridge Re
Holdings Limited
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed May 1, 2023
                                                            File No. 001-36346

       Dear Jay Madhu:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed May 1, 2023

       Pay versus Performance, page 22

   1. Please ensure that you show each of the numerical amounts deducted and added pursuant to Regulation S-K Item
402(v)(2)(iii) in determining the compensation actually paid for your non-PEO named
executive officer. See Regulation S-K Item 402(v)(3).
   2. Refer to the reconciliation table in footnote 2 to your pay versus performance table. It is unclear what amounts
are reflected in the row titled "Year over Year Change in Fair Value of Equity Awards
Granted in Prior Years that Vested in the Year." Specifically, equity awards granted in prior
years that vest during the relevant year should be valued as the difference between the
fair value as of the end of the prior fiscal year and the vesting date, not the "year over
year" change in value. Please ensure that your table headings reflect accurately the amounts
used to calculate compensation actually paid. Refer to Item

402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.
   3. We note that the graph titled "CAP vs. Net Income" indicates that compensation actually paid is depicted in
thousands, whereas the same amounts presented in the other graphs do
 Jay Madhu
Oxbridge Re Holdings Limited
January 3, 2024
Page 2
         not have an "In Thousands" notation. Please ensure that your compensation actually paid amounts are consistent throughout your disclosure.
       Please contact Alyssa Wall at 202-551-8106 or Amanda Ravitz at 202-551-3412 with any other questions.



FirstName LastNameJay Madhu                                 Sincerely,
Comapany NameOxbridge Re Holdings Limited
                                                            Division of
Corporation Finance
January 3, 2024 Page 2                                      Disclosure Review
Program
FirstName LastName